

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 27, 2009

VIA INTERNATIONAL MAIL AND FAX 011-48-22-828-7566
Mr. Michal Mazurek
Chief Financial Officer
Stream Communications Network & Media Inc.
Goraszewska 6 Street
Warsaw, 02-910 Poland

> **Re: Stream Communications Network & Media Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed August 21, 2008**
> **File No. 0-30942**

Dear Mr. Mazurek:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director